Actuate Therapeutics, Inc.

1751 River Run, Suite 400

Fort Worth, TX 76107

August 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Attalah, Kevin Kuhar, Jessica Dickerson and Tim Buchmiller

Re:	Actuate Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-279734

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Actuate Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 12, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Janet Spreen of Baker & Hostetler LLP, counsel to the Company, at (216) 861-7564 and that such effectiveness also be confirmed in writing.

Very truly yours,

Actuate Therapeutics, Inc.

By:	/s/ Daniel M. Schmitt
Daniel M. Schmitt
President and Chief Executive Officer